Filed by Element Solutions Inc

Pursuant to Rule 425 under the Securities Act of 1933,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Element Solutions Inc

Commission File No.: 001-36272

The following communication was made by Element Solutions Inc (“Element Solutions”) in connection with its proposed acquisition by Solstice Advanced Materials Inc. (“Solstice”).

Press Release

The following includes excerpts from the press release Element Solutions issued on July 27, 2026 in connection with its Q2 2026 earnings.

Element Solutions Inc

Reports Record Second Quarter 2026 Financial Results

Executive Commentary

Chief Executive Officer Benjamin Gliklich commented, “Element Solutions delivered a record quarter of revenue, adjusted EBITDA and adjusted EPS. Our strategic execution – marrying operational excellence and prudent capital allocation – continues to generate exceptional profit growth. Core markets remain healthy, and customer engagements continue to accelerate to meet our supply chain’s ever-more challenging technical roadmaps. The organic outlook for the year improved over the course of the second quarter as reflected in our increased full year adjusted EBITDA guidance, while progress against strategic priorities, including the Micromax integration and Kuprion scale up, reinforces our confidence in the long-term trajectory for the Company.”

Mr. Gliklich continued, “Our proposed transaction with Solstice intends to accelerate value creation by forming a stronger, more differentiated electronics portfolio and unlocking compelling synergies. Element Solutions’ market leadership positions and strong, entrepreneurial culture complement Solstice’s operational expertise and process discipline. Our combined company is poised to create significant long-term value, leading the market in profitability and cash flow generation with many years runway of double digit earnings growth.”

Forward-Looking Statements

This release is intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995 as it contains “forward-looking statements” within the meaning of the federal securities laws. These statements will often contain words such as “expect,” “anticipate,” “project,” “will,” “should,” “believe,” “intend,” “plan,” “assume,” “estimate,” “predict,” “seek,” “continue,” “outlook,” “may,” “might,” “aim,” “can have,” “likely,” “potential,” “target,” “hope,” “goal,” “priority,” “guidance” or “confident” and variations of such words and similar expressions. Examples of forward-looking statements include, but are not limited to, statements, beliefs, projections and expectations regarding the Company’s investments; customer innovation; expected benefits of recent acquisitions, including their contributions to the Company’s full year 2026 adjusted EBITDA; metals prices volatility; capital deployment; profitability; market trends; conditions and demand expectations; third quarter and full year 2026 guidance for adjusted EBITDA; full year 2026 adjusted EPS growth expectations; expected benefits from the Solstice transaction, including the potential synergies and the increase in profitability, cash flow generation and earnings growth; and the expected closing of the Solstice transaction. These projections and statements are based on management’s estimates, assumptions or expectations with respect to future events and financial performance, and are believed to be reasonable, though are inherently uncertain and difficult to predict. Such projections and statements are based on the assessment of information available as of the current date, and the Company does not undertake any obligations to provide any further updates. Actual results could differ materially from those expressed or implied in the forward-looking statements if one or more of the underlying estimates, assumptions or expectations prove to be inaccurate or are unrealized. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to, the war in Ukraine, the Iran conflict and other hostilities in the Middle-East as well as actions in response thereto and their impact on market conditions and the global economy; increases in tariffs and/or imposition of new tariffs and other changes in trade policy, in the U.S. and other countries, and other economic factors that may affect cost structure and demand, including the cost and availability of raw materials and precious metals; capital requirements and need for and availability of financing; the impact of government regulations on our ability to conduct operations; the impact of changes to privacy, cybersecurity, environmental, global trade, tax and other governmental regulations; impairments, including those on goodwill and other intangible assets; price volatility and cost environment; inflation and fluctuations in foreign exchange rates; the Company’s liquidity, cash flows and capital allocation; funding sources; capital expenditures; outstanding debt and debt leverage ratio; shares repurchases; debt and/or equity issuance or retirement; expected returns to stockholders; the impact of acquisitions, divestitures, restructurings, refinancings, impairments and other unusual items, including the Company’s ability to integrate and obtain the anticipated benefits, results and synergies from these items or other related strategic initiatives; the completion of the Solstice transaction on the anticipated terms and timing, including obtaining stockholder, reulatory and other approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, future prospects, business and management strategies, expansion and growth of Solstice’s and the Company’s businesses and other conditions to the completion of the proposed transaction; failure to realize the anticipated benefits of the Solstice transaction, or that such benefits may take longer to realize or be more costly to achieve than expected, including as a result of delay in completing the Solstice transaction; Solstice’s ability to integrate Element Solutions’ operations and product lines or due to unexpected costs, liabilities or delays; the ability of the parties to obtain or consummate financing related to the Solstice transaction upon acceptable terms or at all; the risk of a downgrade of the credit rating of Solstice’s indebtedness; a material adverse change in the financial condition of the Company, Solstice or the combined company; potential litigation relating to the proposed transaction that could be instituted against the Company, Solstice or their respective directors; the Company’s or Solstice’s ability to implement their business strategies; the risk that disruptions from the proposed transaction will harm the Company’s or Solstice’s respective businesses, including current plans and operations; the ability of the Company or Solstice to retain and hire key personnel; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; risks associated with third party contracts containing consent and/or other provisions triggered by the Solstice transaction; potential business uncertainty, including changes to existing business relationships, during the pendency of the Solstice transaction that could affect the Company’s and/or Solstice’s financial performance; restrictions during the pendency of the Solstice transaction that may impact the Company’s or Solstice’s ability to pursue certain business opportunities or strategic transactions; and the occurrence of any event, change or other circumstance that could give rise to the termination of the Agreement and Plan of Merger between the Company and Solstice. Additional information concerning these and other factors that could cause actual results to vary is, or will be, included in the Company’s periodic and other reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information and Where to Find It

In connection with the proposed transaction, Solstice intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Solstice’s common stock to be issued in the proposed transaction and a joint proxy statement for Solstice’s and Element Solutions’ respective stockholders (the “Joint Proxy Statement/Prospectus”). The definitive Joint Proxy Statement/Prospectus (if and when available) will be mailed to stockholders of Solstice and Element Solutions after it is declared effective. Each of Solstice and Element Solutions may also file with or furnish to the SEC other relevant documents regarding the proposed transaction. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Solstice or Element Solutions may mail to their respective stockholders in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF SOLSTICE AND ELEMENT SOLUTIONS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING SOLSTICE, ELEMENT SOLUTIONS, THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Solstice or Element Solutions through the website maintained by the SEC at http://www.sec.gov or from Solstice at its website, https://www.solstice.com/us/, or from Element Solutions at its website, https://www.elementsolutionsinc.com/ (information included on or accessible through the SEC website or either of Solstice’s or Element Solutions’ website is not incorporated by reference into this communication).

Participants in Solicitation

Solstice and Element Solutions and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Solstice and Element Solutions in connection with the proposed transaction.

Information about the interests of the directors and executive officers of Solstice and Element Solutions and other persons who may be deemed to be participants in the solicitation of stockholders of Solstice and Element Solutions in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus, which will be filed with the SEC.

Information about Solstice’s directors and executive officers and their ownership of Solstice’s common stock is set forth in Solstice’s proxy statement for its 2026 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 2, 2026 under the headings “Director Compensation,” “Compensation Discussion and Analysis,” “Executive Compensation Tables” and “Stock Ownership Analysis.” To the extent that holdings of Solstice’s securities have changed since the amounts printed in Solstice’s proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 and Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC.

Information about Element Solutions’ directors and executive officers and their ownership of Element Solutions’ common stock is set forth in Element Solutions’ proxy statement for its 2026 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on March 23, 2026 under the headings “Director Compensation,” “Executive Compensation” and “Security Ownership.” To the extent that holdings of Element Solutions’ securities have changed since the amounts printed in Element Solutions’ proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 and Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC.

The information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed transaction when it becomes available. Free copies of these documents may be obtained as described above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and/or offered pursuant to an exemption from the registration requirements of the Securities Act, and otherwise in accordance with applicable law.